ChineseWorldNet.Com Inc.

March 21, 2014

via sedar

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Dear Sirs:

Re:	Extraordinary General Meeting of
ChineseWorldNet.Com Inc. (the “Issuer”)

We advise you of the following dates in connection with the Issuer’s Extraordinary General Meeting of Shareholders:

Cusip Number:	G21097103
Meeting Type:	Extraordinary
Meeting Date:	April 18, 2014
Record Date of Notice and Voting:	March 13, 2014
Beneficial Ownership Determination Date:	March 13, 2014
Class of Securities Entitled to Receive Notice and Vote:	Ordinary Voting Shares
Notice and Access – Registered Holders:	No
Stratification Type:	N/A
Notice and Access – Beneficial Holders:	No
Stratification Type:	N/A
Issuer Sending Proxy-Related Materials Directly to NOBOs:	No
Issuer Paying to Send Proxy-Related Materials to OBOs:	Yes

Yours truly,

ChineseWorldNet.Com Inc.

Per: “Chi Cheong Liu”

Chi Cheong Liu
Treasurer and Director